[LETTERHEAD OF SYNAPTICS INCORPORATED]

May 26, 2005

VIA FACSIMILE, FEDERAL EXPRESS, AND EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: Maryse Mills-Apenteng

Re:	Synaptics Incorporated (the “Company”) Registration Statement on Form S-3 (Registration No. 333-122348)

Dear Ms. Mills-Apenteng:

     Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the above-referenced Registration Statement to 1:00 p.m., E.S.T., Wednesday, June 1, 2005 or as soon as practicable thereafter.

     The Company acknowledges that (1) should the Commission or staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing, and (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and the Company may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Synaptics Incorporated
By:	/s/ Russell J. Knittel
Russell J. Knittel, Chief Financial Officer

cc: Brian H. Blaney, Esq.